UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos

c/o Ceres Monaco SAM
Gildo Pastor Center
7 rue due Gabian
98000 Monaco

Copies to:

D. Scott Bennett, Esq.	Charles Lubar, Esq.
Cravath, Swaine & Moore LLP	McDermott Will & Emery
Worldwide Plaza	110 Bishopsgate
825 Eighth Avenue	London, ENGLAND EC2N 4AY
New York, New York 10019	+44 20 7577 6900
+1 (212) 474-1132	(telephone number)
(telephone number)	+44 20 7577 6950
+1 (212) 474-3700	(facsimile number)
(facsimile number)

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,443,544

	8	SHARED VOTING POWER
876,000
	9	SOLE DISPOSITIVE POWER
38,443,544

	10	SHARED DISPOSITIVE POWER
876,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,319,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,824,591

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
36,824,591

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,824,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,824,591

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
36,824,591

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,824,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3)  The percentage ownership is calculated based on aggregate number of 95,114,166 Common Shares issued and outstanding as of June 29, 2020.

Explanatory Note

The purpose of this Amendment No. 8 (this “Amendment No. 8”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014, March 26, 2015, August 7, 2015, December 21, 2015 and June 24, 2019 (as amended, the “Amended Schedule 13D”) is to reflect the entry by Blenheim Holdings Ltd. (“Blenheim”) into a share purchase agreement to acquire 6,500,000 shares of common stock, par value US$0.01 per share (“Shares”) of GasLog Ltd. (the “Issuer”) from the Issuer.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 8 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 1. Security and Issuer

The principal executive offices of the Issuer are located at c/o 69 Akti Miaouli, 18537 Piraeus, Greece.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos		c/o Ceres Monaco SAM Gildo Pastor Centre, 7, rue du Gabian, 98000 Monaco	Greece and United Kingdom	GasLog Ltd. c/o 69 Akti Miaouli 18537 Piraeus, Greece	International owner, operator and manager of LNG carriers
Chairman
				Ceres Shipping Ltd. Clarendon House 2 Church Street, Hamilton, Bermuda	Holding Company that has interests in LNG carriers and Dry Bulk carriers
Chairman and sole shareholder
Ceres Shipping Ltd.		Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos		See above	See above	See above	See above
Officers
Chairman, Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian Monte Carlo 98000, Monaco	Bermuda	N/A	Holding company
Directors
Peter G. Livanos		See above	See above	See above	See above
Officers
Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above

Item 3. Source and Amount of Funds or Other Consideration

Blenheim has agreed to purchase 6,500,000 shares of the Issuer’s common shares from the Issuer. On June 22, 2020, Blenheim entered into a stock purchase agreement, dated June 22, 2020 (the “Stock Purchase Agreement”), with the Issuer, which included customary representations and warranties. The transaction closed on June 29, 2020. The purpose of the transaction was to increase the Issuer’s liquidity and strengthen the capital structure of the Issuer. The source of funds for such purchase was available corporate funds of Blenheim.

Item 4. Purpose of the Transaction

Item 3 of this Amendment No. 8 summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference.

On June 22, 2020, Blenheim entered into a lockup agreement, dated June 22, 2020 (the “Lockup Agreement”), with the Issuer. The Lockup Agreement covers only newly purchased common shares under the Stock Purchase Agreement and lasts for 180 days after the signing of the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement and Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and Lockup Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 8.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended as follows:

(a) See Items 11 and 13 on Cover Pages to this Amendment No. 8. Percentages are based on 95,114,166 Shares issued and outstanding as of June 29, 2020.

Peter G. Livanos. Peter G. Livanos does not directly own any Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim Holdings Ltd. (“Blenheim”). Blenheim is the direct owner of 36,824,591 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Accordingly, Ceres may be deemed to beneficially own the Shares directly held by Blenheim.

Mr. Livanos also beneficially owns 100% of the share capital of the following entities (the “Owned Entities”) which directly own an aggregate 1,618,953 Shares:

Entity	Number of Shares Directly Owned
Ash Tree S.A.	690,000
Maple Tree Holdings Ltd.	914,453
Acer Tree SA	14,500

Mr. Livanos is an officer, member of the board of directors and/or settlor of the following entities (the “Controlled Entities”) which directly own an aggregate  876,000 Shares for the benefit of Mr. Livanos and members of his family, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares:

Entity	Number of Shares Directly Owned
Falconera Navigation Inc.	602,000
Chiara Holdings S. de R.L.	181,000
Thatcher Investments Limited	23,250
Eleanor Investments Holdings Limited	23,250
Nelson Equity Limited	23,250
JP Jones Holdings Limited	23,250

Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos and the Owned Entities.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:

(i)                   Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 8.

(ii)                Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 8.

(iii)             Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 8.

(iv)            Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 8.

(c)                                  On June 22, 2020, Blenheim agreed to purchase 6,500,000 common shares in a private placement at a price of $2.50 per share, for an aggregate purchase price of $16,250,000. The transaction closed on June 29, 2020.

Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D/A is hereby amended by adding the following:

Item 3 of this Amendment No. 8 summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference.

Item 4 of this Amendment No. 8 summarizes certain provisions of the Lockup Agreement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated June 22, 2020, between Blenheim Holdings Ltd. and GasLog Ltd.

Exhibit 2 Lockup Agreement, dated June 22, 2020, between Blenheim Holdings Ltd. and GasLog Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2020

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director